EXHIBIT 21.1
List of Subsidiaries of LRI Holdings, Inc.

Name	State of Organization
Logan’s Roadhouse, Inc.	Tennessee
Logan’s Roadhouse of Kansas, Inc.	Kansas
Logan’s Roadhouse of Texas, Inc.	Texas